mwe.com

March 17, 2020

VIA EDGAR AND
FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jacqueline Kaufman
Lilyanna Peyser
Perry Hindin

Re:	A. M. Castle & Co.
Registration Statement on Form S-4
File No. 333-236682
Tender Offer Statement on Schedule TO
File No. 005-31304

Dear Ms. Kaufman:

On behalf of A. M. Castle & Co. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 3, 2020, relating to the above referenced Registration Statement on Form S-4 filed with the Commission on February 27, 2020 (the “Registration Statement”).

The Company is concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement on Form S-4 ( “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain other updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Registration Statement on Form S-4

Cautionary Note Regarding Forward-Looking Statements, page iii

1.
We note the reference to the Private Securities Litigation Reform Act of 1995.  We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise and refrain from referring to such safe harbor provisions in any future press releases or other communications relating to the exchange offer.

Response:  We have revised the safe harbor language for forward-looking statements in the prospectus. On behalf of the Company, we confirm that the Company will refrain in the future from referring to the Private Securities Litigation Reform Act of 1995 in its safe harbor provisions in any future press releases or other communications relating to the exchange offer.

444 West Lake Street Chicago IL 60606-0029 Tel +1 312 372 2000 Fax +1 312 984 7700 US practice conducted through McDermott Will & Emery LLP.

U.S. Securities and Exchange Commission
March 17, 2020

General

2.
Within the prospectus, please revise to provide all information required by Item 14 and paragraphs (a)(5) and (a)(7) of Item 19 of Form S-4. It appears that you are not eligible to incorporate by reference because you do not satisfy the public float requirement of Instruction I.B.1 to Form S-3. Please refer to Instruction B.1.a.(ii).A of Form S-4.

Response:  We have revised the prospectus to include all the information required by Item 14 and paragraphs (a)(5) and (a)(7) of Item 19 of Form S-4 in the prospectus itself.

3.
The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the language that the “prospectus is not complete” and “Subject to Completion” from the cover page of your prospectus. Please see question I.E.2. of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, available on our website at www.sec.gov.

Response:  We have revised the cover page of the prospectus to remove the language that the “prospectus is not complete” and “Subject to Completion”.

4.	Please advise why this transaction is not subject to Exchange Act Rule 13e-3.

Response:  A 13e-3 transaction is any transaction or series of transactions that has a reasonable likelihood or a purpose of producing either of the following: (a) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration, or causing the reporting obligations with respect to such class to become eligible for termination or suspension; or (b) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The exchange offer will not give rise to either of the effects that are the object of Rule 13e-3.  An issuer may deregister a class of equity securities that is subject to section 12(g) or section 15(d) of the Exchange Act when the class is held of record by less than 300 shareholders (or less than 500 shareholders, where the issuer has less than $10 million in assets).  The exchange offer to holders of old notes for new notes and common stock will not decrease the number of shareholders of record but, to the contrary, may increase the number of shareholders of record since there may be holders of old notes who do not hold common stock who will become holders of record following completion of the exchange offer.  Therefore, the transaction will not cause the common stock to be eligible for deregistration under the Exchange Act and will not result in the effect contemplated by Rule 13e-3(a)(3)(ii)(A).

In addition, the Company’s common stock is not presently quoted on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, so the transaction will not result in the effect contemplated by Rule 13e-3(a)(3)(ii)(B).

To the extent that the Company were to conduct a transaction that would result in an effect contemplated by Rule 13e-3(a)(3)(ii)(A) or (B), it would do so in conformity with Exchange Act Rule 13e-3.

U.S. Securities and Exchange Commission
March 17, 2020

5.
We note the disclosure on the cover page indicating that the Issuer has entered into Support Agreements with holders of old notes, who, in the aggregate, hold in excess of 96% of the outstanding principal amount of the old notes. Please confirm the Support Agreements are in compliance with Question 139.29 of the Securities Act Sections Compliance and Disclosure Interpretations, dated September 22, 2016, available on our website at www.sec.gov.

Response:  We confirm that the entry into the Support Agreements with holders of old notes was not an offering event that would preclude the Company from subsequently filing the Registration Statement. In Compliance and Disclosure Interpretation--Securities Act Sections—Question 139.29, the Staff specifically recognizes the legitimate business reasons for seeking such agreements to tender in a registered debt exchange offer. In particular, the Staff notes that it will not object to the registration of offers and sales when lock-up agreements had been signed prior to the filing of a registration statement in the following circumstances:

•	the lock-up agreements are signed only by accredited investors;

•	the persons signing the lock-up agreements collectively own less than 100% of the outstanding principal amount of the particular series of notes;

•	a tender offer will be made to all holders of the particular series of notes; and

•	all note holders eligible to participate in the exchange offer will receive the same amount and form of consideration.

In the present situation, all of the above-noted circumstances are present. Each of the noteholders that executed a Support Agreement was an “accredited investor” as defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”) or “qualified institutional buyer”, as defined in Rule 144A under the Securities Act, and made an affirmative representation to that effect. In addition, the noteholders that executed the Support Agreements collectively owned less than 100% of the outstanding principal amount of the old notes. The exchange offer is being made to all holders of the old notes. Finally, all holders of the old notes eligible to participate in the exchange offer will receive the same amount and form of consideration in the exchange offer. In light of the above reasons, we confirm that the entry into the Support Agreements with the noteholders was consistent with Compliance and Disclosure Interpretation--Securities Act Sections—Question 139.29.

* * * *

Please contact me at (312) 984-7617 if you have any questions or require any additional information in connection with this letter or the Company’s filing of its Registration Statement on Form S-4.

Sincerely,

/s/ Eric Orsic

cc:	Marec E. Edgar, President and Chief Executive Officer